Exhibit 3.1

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

‘MKTG, INC.’

FIRST: The name of the corporation (hereinafter sometimes referred to as the “Corporation”) shall be ‘mktg, inc.’

SECOND: The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the registered agent of the Corporation in Delaware for service of process at such address is The Corporation Trust Company.

THIRD: The nature of the business and purposes of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “GCL”).

FOURTH: The aggregate number of shares which the Corporation shall have the authority to issue is 1,000 shares, all of which have a par value of $0.001 per share. All of such shares are of one class and are shares of common stock.

FIFTH: The election of Directors of the Corporation need not be by written ballot.

SIXTH: The Board of Directors of the Corporation from time to time may make, alter or repeal the By-Laws of the Corporation, except any particular By-Law which is specified as not subject to alteration or repeal by the Board of Directors.

SEVENTH: The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the provisions of paragraph (7) of Subsection of 102(b) of the GCL, as the same may be amended and supplemented. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

EIGHTH: The corporation shall, to the fullest extent permitted by law, indemnify any and all current and former officers and directors of the Corporation, and may, to the fullest extent permitted by Section 145 of the GCL or to such lesser extent as is determined in the discretion of the Board of Directors of the Corporation, indemnify persons whom it shall have power to indemnify, from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said section, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person. Any appeal or modification of this Article Eighth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

NINTH: The Corporation reserves the right at any time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by law, and all rights and powers conferred in this Certificate of Incorporation on shareholders, directors and officers are subject to this reserved power.